Series Portfolios Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

October 28, 2016

VIA EDGAR TRANSMISSION

Ms. Lauren Sprague
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Oakhurst Managed Volatility Fund (S000054978)

Dear Ms. Sprague:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on October 27, 2016 via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 17 to its registration statement. PEA No. 17 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on October 3, 2016 for the purposes of registering a new series of the Trust, the Highmore Managed Volatility Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 17.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS

Summary Section - Fees and Expenses Table

1.
Staff Comment: With respect to the Fund’s response to SEC Comment 14 from the Response Letter filed concurrently with PEA No. 17, please clarify further, if applicable, whether the Fund intends on defining emerging market countries using an objective methodology, such as an independent third party list.

Response: The Fund has made the following revision:

“The Fund’s investments may include exposure to foreign issuers and emerging markets countries.  Emerging markets countries include those countries found in the Morgan Stanley Capital International Emerging Markets Index.~~The Advisor considers emerging markets to include developing countries with potential for political and economic instability, building of industrial and commercial base, and superior prospects for growth.~~”

2.
Staff Comment: If the Advisor has not previously advised funds within the regulatory framework of the Investment Company Act of 1940 (the “1940 Act”), include an appropriate New Advisor Risk disclosure within the Prospectus.

Response: The Fund confirms supplementally that this is the first fund the Advisor has managed within the 1940 Act regulatory framework and has made the requested revision.

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact Alia Vasquez of U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Very truly yours,

/s/ Alia M. Vasquez
Alia M. Vasquez, Secretary
Series Portfolios Trust

CC:         Marco Adelfio, Goodwin Procter LLP
David Ford, Highmore Group Advisors, LLC

October 28, 2016

VIA EDGAR TRANSMISSION

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ACCELERATION OF EFFECTIVENESS REQUEST
SERIES PORTFOLIOS Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Oakhurst Managed Volatility Fund (S000054978)

Dear Ms. Sprague:

REQUEST FOR ACCELERATION.  As the principal underwriter of the Oakhurst Managed Volatility Fund (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of Post-Effective Amendment No. 17 to the Trust’s Registration Statement that was filed on Form N-1A on behalf of the Fund on October 3, 2016, be accelerated to November 1, 2016, or as soon as practicable thereafter.

Very truly yours,
Quasar Distributors, LLC

/s/ James R. Schoenike
James R. Schoenike
President
615 East Michigan Street
Milwaukee, WI  53202